

January 30, 2015

<u>Via E-mail</u>
Mr. William O'Dowd IV
Chief Executive Officer
Dolphin Digital Media, Inc.
2151 LeJeune Road, Suite 150
Coral Gables, FL 33134

> **Re:** **Dolphin Digital Media, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed August 15, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 21, 2014**
> **Response Dated January 20, 2015**
> **File No. 000-50621**

Dear Mr. O'Dowd:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business, page 1

1.   We note your response to Comment 2. Please update this section. Clearly distinguish and balance historical, current and aspirational operation, and do not place an undue emphasis on cancelled agreements or defunct projects.

Dolphin Digital Studios, page 2

2.   We note your response to Comment 3. Please provide greater detail as to where your eleven projects currently stand in the video production cycle.

Cambio Distribution Partnership, page 4

3.   We note your response to Comment 6. We further note that Cambio is currently listed as a partner of Dolphin Digital Studios on your website. Please advise. We additionally note that Facebook is listed as a partner of Dolphin Digital Studios on your website. Please provide greater detail, or advise, as to any business or distribution relationship with Facebook.

Kids Clubs, page 4

4.   We note your response to Comment 7. Please provide greater detail as to how your partnership with Club Connect relates to and is integrated into your video production business.

Item. 1A. Risk Factors, page 6

Certain Risk Factors Relating to our Business, page 7

5.   We note your response to Comment 8. Please revise your risk factors so that they are narrowly tailored towards your particular business plan and highlight the current status of your business operations.

Item 7. Management's Discussion and Analysis, page 12

6.   We note your response to Comment 11 as well as the information provided in Annexes A and B. Please provide greater detail as to the Company's current video content distribution operations and related revenue generation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
Kara L. MacCullough, Esq.
Greenberg Traurig, P.A.